

MAIL STOP 3561

February 17, 2010

Mr. Lecil E. Cole, President and CEO
Calavo Growers, Inc.
1141-A Cummings Road
Santa Paula, California 93060

> **Re: Calavo Growers, Inc.**
> **Form 10-K for Fiscal Year Ended October 31, 2009**
> **Filed on January 11, 2010**
> **File No. 000-33385**

Dear Mr. Cole:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments, we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended October 31, 2009

Exhibits

1. It appears that Exhibits 10.8 has not been filed in its entirety. Exhibit 10.8 appears to be lacking Exhibit B. In your next periodic report, please file this exhibit in its entirety.

Closing comments

As appropriate, respond to these comments within 10 business days or tell us when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. Lecil E. Cole
Calavo Growers, Inc.
February 17, 2010
Page 3

      Any questions may be directed to Cathey Baker at (202) 551-3326 or to Pam Howell, who supervised the review of your filing, at (202) 551-3357.

                            Sincerely,

                            John Reynolds
                            Assistant Director